

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Via fax (213) 689-8639

July 21, 2010

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017

> **Re:** **CyberDefender Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-53475**

Dear Mr. Guseinov:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief